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                                                              EXHIBIT (a)(5)(ix)


For Release:    Immediate
Contact:        Georgeson Shareholder Communications, Inc.
                (866) 870-4326



                        RALCORP HOLDINGS, INC. ANNOUNCES
                          RESULTS OF SELF-TENDER OFFER


ST. LOUIS, MISSOURI, DECEMBER 12, 2002 - Ralcorp Holdings, Inc. (NYSE:RAH) today announced the results of its modified Dutch Auction tender offer, which expired on December 11, 2002. Based on a count by the depositary for the tender offer, 1,145,667 shares of common stock (including 92,638 shares tendered through notice of guaranteed delivery), representing approximately 3.8% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $24.00 per share. Pursuant to applicable securities laws, Ralcorp accepted for purchase all shares properly tendered and not withdrawn at a purchase price of $24.00 per share in accordance with the terms of the offer. EquiServe Trust Company, N.A., as depositary, will promptly issue payment for all shares purchased. Ralcorp may purchase additional shares of its common stock in the future pursuant to its previously announced discretionary stock repurchase program.

Ralcorp produces a variety of store brand foods that are sold under the individual labels of various grocery, mass merchandise and drug store retailers. Ralcorp's diversified product mix includes: ready-to-eat and hot cereals, crackers and cookies, snack nuts, chocolate candy, salad dressings, mayonnaise, peanut butter, jams and jellies, syrups, and various sauces. In addition, Ralcorp holds a 21.5 percent interest in Vail Resorts, Inc., the premier mountain resort operator in North America.

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